Mail Stop 3010

December 1, 2009

VIA USMAIL and FAX (713) 850-0498

Mr. Chad Braun
Executive Vice President, Chief Financial Officer, Treasurer and Secretary of AmREIT
Monthly Income & Growth Corporation, the General Partner
AmREIT Monthly Income & Growth Fund III, Ltd.
8 Greenway Plaza, Suite 1000
Houston Texas 77046

Re: AmREIT Monthly Income & Growth Fund III, Ltd.
**   File No. 000-52619**
**   Form 10-K for the year ended December 31, 2008**
**   Amendment No. 1 to Form 10-K for the year ended December 31, 2008**
**   Form 10-Q for the three months ended March 31, 2009**
**   Form 10-Q for the three and six months ended June 30, 2009**

Dear Mr. Chad Braun:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Jorge Bonilla
                                            Senior Staff Accountant